February 24, 2025

Kim Larsen
Partner, Stinson LLP
Signature Bank
1775 Pennsylvania Ave., N.W. Suite 800
Washington, DC 20006

       Re: Signature Bank
           Schedule 13D filed December 9, 2024 by Namdar Family Holding LLC and Igal
           Namdar
           File No. 005-81540
Dear Kim Larsen:

       We have conducted a limited review of the above-captioned filing and have the following comments.

        Please respond to this letter by amending the filing or by providing the requested information. If you do not believe our comments apply to your facts and circumstances or that an amendment is appropriate, please advise us why in a response letter.

       After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Schedule 13D filed December 9, 2024
General

1.     We note that the event reported as requiring the filing of the Schedule
13D was
       November 18, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a
       Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the November 18, 2024, event date, the Schedule 13D submitted on December 9, 2024, was not timely filed. Please advise us why the
Schedule 13D
       was not filed within the required five business days after the date of the acquisition.
Item 5, page 5

2. We noticed securities were purchased between the deadline for timely filing the
       Schedule 13D and the actual filing of the Schedule 13D on two separate occasions.
       The description of the transactions required by Item 5(c) of Schedule 13D, however,
 February 24, 2025
Page 2

       does not specify who effected each transaction or where and how the transactions were effected. In addition, in contravention of the requirement to provide a
       "description" of the transactions in the subject class of securities effected within the most recent 60 days, the table provided is devoid of column headers identifying what the information provided represents. Please revise to include all omitted information and properly identify all information, or advise. See Item 5(c) of
Schedule 13D and
       the Instructions thereto.
        We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please direct any questions to Laura McKenzie at 202-551-4568 or Nicholas Panos at
202-551-3266.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Mergers
& Acquisitions